Filed Pursuant to Rule 433

Registration No. 333-137182

November 28, 2007

Final Term Sheet

EnCana Corporation

5.90% Notes due 2017

6.50% Notes due 2038

Issuer:	EnCana Corporation
	5.90% Notes due 2017	6.50% Notes due 2038
Principal Amount:	$700,000,000	$800,000,000
Maturity Date:	December 1, 2017	February 1, 2038
Interest Payment Dates:	June 1 and December 1, beginning June 1, 2008	February 1 and August 1, beginning August 1, 2008
Pricing Benchmark:	UST 4.25% due November 15, 2017	UST 4.75% due February 15, 2037
Benchmark Yield:	4.023%	4.416%
Spread:	+190 bps	+210 bps
Yield to Maturity:	5.923%	6.516%
Coupon:	5.90%	6.50%
Public Offering Price:	99.829%	99.769%
Optional Redemption:	Make whole call UST +30 bps	Make whole call UST +35 bps
CUSIP:	292505AF1	292505AG9
ISIN:	US292505AF14	US292505AG96
Trade Date:	November 28, 2007
Settlement Date (T+4):

December 4, 2007. It is expected that delivery of the notes will be made against payment therefor on or about December 4, 2007, which will be the fourth business day following the date of pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.

Anticipated Ratings: (Moody’s / S&P / DBRS)	Baa2 (positive)/ A- (stable) / A (low) (stable)
Joint Book-Running Managers:	Citigroup Global Markets Inc. UBS Securities LLC
Lead Manager:	CIBC World Markets Corp.
Co-Managers:

ABN AMRO Incorporated

Banc of America Securities LLC

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Lazard Capital Markets LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

J.P. Morgan Securities Inc.

Lehman Brothers Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. Incorporated

RBC Capital Markets Corporation

Scotia Capital (USA) Inc.

Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at toll-free at (877) 858-5407 or UBS Securities LLC collect at (212) 821-3884.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.